Ecolab Inc.
370 Wabasha Street N.
St. Paul, MN 55102-1390
651-293-2233

March 31, 2000

Dear Fellow Stockholder:

You are cordially invited to join us for our Annual Meeting of Stockholders, to be held this year at 10:00 a.m. on Friday, May 12, 2000, in the Alexander Hamilton United States Custom House located at 1 Bowling Green, New York, NY 10004. The Notice of Annual Meeting and the Proxy Statement that follow describe the business to be conducted at the meeting. We urge you to read both carefully.

We hope you plan to attend the meeting. Directions to the meeting site are located on the last page of the Proxy Statement. However, if you will not be able to join us, we encourage you to exercise your right as a stockholder and vote. Please sign, date and promptly return the accompanying proxy card, or make use of either our telephone or Internet voting services.

Sincerely,

Allan L. Schuman
Chairman of the Board,
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE AND RETURN THE ACCOMPANYING PROXY, OR USE THE TELEPHONE OR INTERNET VOTING SYSTEMS.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 12, 2000

To the Stockholders of Ecolab Inc.:

The Annual Meeting of Stockholders of Ecolab Inc. will be held on Friday, May 12, 2000, at 10:00 a.m. in the Alexander Hamilton United States Custom House located at 1 Bowling Green, New York, NY 10004, for the following purposes (which are more fully explained in the Proxy Statement):

(1) To elect four Class II Directors to a term to end at the third subsequent annual meeting.

(2) To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent accountants for the current year ending December 31, 2000.

(3) To transact such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on March 21, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting.

Whether or not you plan to attend the meeting, please complete and return the accompanying proxy in the enclosed envelope. Or, you may vote by telephone or Internet. If you attend the meeting, you may vote your shares in person even though you have previously returned your proxy by mail, telephone or the Internet.

By Order of the Board of Directors

KENNETH A. IVERSON,
Vice President and Secretary

March 31, 2000

ECOLAB INC.

370 Wabasha Street N., St. Paul, Minnesota 55102

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
MAY 12, 2000

This Proxy Statement, which is first being mailed to stockholders on or about March 31, 2000, is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ecolab Inc., a Delaware corporation (hereinafter called the ''Company''), from holders of Common Stock of the Company, to be voted at the Annual Meeting of Stockholders to be held at 10:00 a.m. on Friday, May 12, 2000, and at any adjournment thereof.

Holders of Common Stock of record at the close of business on March 21, 2000 will be entitled to vote at the meeting and any adjournment thereof. At that time, the Company had outstanding and entitled to vote 129,684,520 shares of Common Stock. Each of such shares is entitled to one vote on each matter presented at the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote, is required for a quorum for the transaction of business. Shares represented by a proxy with instructions to abstain and any shares represented by a limited proxy (i.e., a broker non-vote) will be counted in determining whether a quorum is present.

If the stockholder is a participant in the Company's Dividend Reinvestment Plan or a participant in the Company's Employee Stock Purchase Plan, the proxy represents the number of shares held on account of the participant in those plans as well as shares held of record by the participant. With respect to participants and beneficiaries of the Company's defined contribution 401(k) Savings Plan, the proxy also serves as the voting instruction card to the plan trustee and represents the stockholder's proportional interest in shares of Common Stock beneficially held by the trustee.

Stockholders described in the two immediately preceding paragraphs may vote (or in the case of participants and beneficiaries of the Company's defined contribution 401(k) Savings Plan, instruct the trustee) by telephone or the Internet using the instructions indicated on the proxy card.

Proxies in proper form received by the time of the meeting will be voted as specified. A stockholder giving a proxy may revoke it at any time before it is exercised by submitting a written revocation to the Secretary of the Company, submitting a subsequently dated proxy, voting by telephone or Internet at a later time, or by attending the meeting and voting in person.

The Company will bear the cost of the preparation and solicitation of proxies, including the charges and expenses of brokerage firms, banks or other nominees for forwarding proxy material to beneficial owners. In addition to solicitation by mail, proxies may be solicited by telephone, the Internet or personally. The Company has retained Georgeson Shareholder Communications, Wall Street Plaza, New York, NY 10005, to aid in the solicitation of proxies for a fee of $8,000 plus expenses. Proxies may also be solicited by certain directors, officers and employees of the Company without extra compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as to entities which have reported to the Securities and Exchange Commission (''SEC'') or have advised the Company that they are a ''beneficial owner,'' as defined by the SEC rules and regulations, of more than 5% of the Company's outstanding Common Stock.

Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common	Henkel KGaA Henkelstrasse 67 Postfach 1100 40191 Düsseldorf 13 Germany	17,570,512[2]	13.6%
Common	HC Investments, Inc. 1105 North Market Street Suite 1300 Wilmington, DE 19899	14,666,664[3]	11.3%
Common	Edward C. Johnson 3d, Abigail P. Johnson and FMR Corp. 82 Devonshire Street Boston, MA 02109	6,770,488[4]	5.2%

(1) The percent of class is based on the number of voting shares outstanding as of March 21, 2000.

(2) Henkel KGaA is a partnership limited by shares organized under the laws of Germany. The Company understands that the majority of the voting stock of Henkel KGaA is controlled by the members of the Henkel family. Voting shares of the Company beneficially owned by Henkel KGaA are subject to an agreement containing certain restrictions pertaining to, among other things, maximum shareholding, transfer and voting rights. For a description of the agreement, see the information found at page 21 hereof under the heading ''Stockholder Agreement.''

(3) HC Investments, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of Henkel KGaA. Voting shares of the Company beneficially owned by HC Investments, Inc. are bound by the terms of the agreement between the Company and Henkel KGaA, as described at page 21 hereof.

(4) Beneficial ownership of these shares as of December 31, 1999 was reported on a Schedule 13G dated February 14, 2000. According to such Schedule 13G, dispositive authority was as follows: Mr. Johnson, FMR Corp. and the Fidelity funds each report sole power over 6,153,140 shares; Mr. Johnson and FMR Corp. each sole power over 587,948 shares; and Fidelity International Limited (''FIL'') sole power over 29,400 shares. According to such Schedule 13G, voting authority was as follows: Mr. Johnson and FMR Corp. each report sole power over 337,148; and FIL sole power over 29,400 shares. (Mr. Johnson and FMR Corp. report no voting power over 6,403,940 shares.) Beneficial ownership of these shares was reported as follows: 6,153,140 shares by Fidelity Management & Research Company; 587,948 shares by Fidelity Management Trust Company; and 29,400 shares by FIL. Mr. Edward C. Johnson 3d serves as Chairman of FMR Corp. and of FIL and Ms. Abigail P. Johnson is a Director of FMR Corp. Members of Mr. Johnson's family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

SECURITY OWNERSHIP OF MANAGEMENT

In general, ''beneficial ownership'' includes those shares of Common Stock which a director or executive officer has the power to vote or transfer, as well as stock options that are exercisable currently or within 60 days of March 15, 2000. On March 15, 2000, the executive officers and directors of the Company owned, in the aggregate, 2,688,007 shares of Common Stock which is approximately 2.0% of shares outstanding. (As required by SEC disclosure rules, ''shares outstanding'' for this purpose includes options exercisable within 60 days.) The detail of beneficial ownership is set forth in the following table. No individual executive officer or director beneficially owned in excess of 1% of the outstanding stock.

Non-employee directors also have interests in stock units under the Company's 1997 Non-Employee Director Deferred Compensation Plan which was approved by the Stockholders in May 1997. The stock units are Common Stock equivalents. The stock units are credited to a deferred stock unit account and will be paid in the form of Common Stock when a director leaves the Board. Although the stock units may not be voted or transferred, they are shown in the table below because they represent part of the total economic interest of the directors in Company stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Stock Units	Total
Allan L. Schuman	1,271,977[(1)(2)]	0	1,271,977
Michael E. Shannon	1,005,312[(1)(2)]	0	1,005,312
John P. Spooner	171,599[(1)(2)]	0	171,599
James L. McCarty	141,017[(1)(2)]	0	141,017
Richard L. Marcantonio	65,012[(1)(2)]	0	65,012
Leslie S. Biller	18,000[(2)]	4,109	22,109
Ruth S. Block	36,542[(2)]	11,320	47,862
Jerry A. Grundhofer	6,600[(2)]	1,306	7,906
James J. Howard	33,112[(2)]	7,896	41,008
William L. Jews	4,000[(2)]	1,426	5,426
Joel W. Johnson	17,158[(2)]	5,301	22,459
Jerry W. Levin	28,832[(2)]	6,231	35,063
Robert L. Lumpkins	400	509	909
Reuben F. Richards	37,912[(2)]	11,706	49,618
Richard L. Schall	41,912[(2)]	17,577	59,489
Roland Schulz	31,549[(2)]	4,984	36,533
Hugo Uyterhoeven	27,194[(2)]	6,454	33,648
Albrecht Woeste	32,602[(2)]	5,939	38,541
Current Directors and Executive Officers as a Group (24 persons)	2,688,207[(3)]		

(1) Includes the following shares held by officers in the Ecolab Savings Plan as of the last Plan report: Mr. Schuman, 11,829; Mr. Shannon, 36,209; Mr. Spooner, 1,640; Mr. McCarty, 41,607; and Mr. Marcantonio, 570.

(2) Includes the following shares which could be purchased under Company-granted stock options within 60 days from March 15, 2000:Mr. Schuman, 963,000; Mr. Shannon, 827,360; Mr. Spooner, 147,750; Mr. McCarty, 75,500; Mr. Marcantonio, 52,200; Ms. Block, 22,400; Mr. Biller, 8,000; Mr. Grundhofer, 4,000; Mr. Howard, 22,400; Mr. Jews, 4,000; Mr. Johnson, 16,000; Mr. Levin, 19,200; Mr. Richards, 19,200; Mr. Schall, 17,200; Mr. Schulz, 17,600; Mr. Uyterhoeven, 20,800; and Mr. Woeste, 20,800.

(3) Includes 2,904 shares held by or on behalf of family members of directors and executive officers, 101,867 shares held for executive officers in Company-sponsored employee benefit plans as of the last plan reports, 1,879,808 shares to which these persons have the right to acquire beneficial ownership within 60 days of March 15, 2000, by the exercise of Company-granted stock options and 109,710 shares held by executive officers under Company-granted restricted stock awards which are subject to events of forfeiture.

ELECTION OF DIRECTORS

The business and affairs of the Company are managed under the overall direction of the Board of Directors. To assist it in carrying out its duties, the Board has delegated certain authority to four standing committees: Audit, Compensation, Finance and Governance.

There were four meetings of the Board of Directors during the year ended December 31, 1999. Except for Messrs. Grundhofer, Richards and Woeste, each director attended at least 75% of Board and Committee meetings. Overall attendance at Board and Committee meetings was 90%.

The Audit Committee, currently comprised of Messrs. Howard, Jews, Lumpkins, Richards, Schall (Chairman), Uyterhoeven and Woeste, met four times during the past year. The Committee, which is comprised entirely of non-employee directors, assists the Board of Directors in overseeing management's discharge of its duties for the preparation of interim and annual financial statements and for maintaining financial control of operations. Principal responsibilities include (a) oversight of the accuracy of public financial reports, including review of the plan and scope of the annual audit, the results of the audit and the independence of the independent accountants, (b) providing oversight assurance that the Company has an effective system of internal controls and (c) providing oversight assurance that the Company has effective controls against employee conflict of interest and fraud and reasonably complies with related laws. The Committee also recommends to the Board of Directors with regard to the retention of the Company's independent accountants. In addition, the Committee assists the Board of Directors in overseeing the accounting controls and policies and reporting practices of Henkel-Ecolab, an entity described at page 20 hereof under the heading ''Certain Transactions'' and whose financial statements are filed as a part of the Company's Annual Report on Form 10-K. The Committee meets regularly with the Company's management and internal auditors, and with the Company's independent accountants.

The Compensation Committee, currently comprised of Ms. Block and Messrs. Biller (Chairman), Grundhofer, Johnson and Levin, met four times during the past year. The Committee is comprised entirely of non-employee directors. The principal functions of this Committee are to review and approve (a) the Company's overall compensation policy and executive salary plan, (b) the base salary of the five most highly compensated and certain other officers, and (c) the design, amendment, establishment and termination of the Company's employee benefit plans and related trusts. The Committee also administers the Company's stock and cash-based incentive (i.e., bonus) plans for executives, and makes recommendations to the Board with respect to the design and establishment of long-term executive compensation and executive benefit plans. Certain actions of the Committee relative to officers of the Company, who also serve as directors, may be subject to ratification by the Board. To assist the Committee in the design and review of executive compensation programs, the Board has selected and retained an independent compensation consultant who reports directly to the Committee. A report by the Committee on executive compensation is located on pages 11 through 14 hereof.

The Finance Committee, currently comprised of Ms. Block and Messrs. Jews, Lumpkins, Richards (Chairman), Schall, Schulz, Shannon and Uyterhoeven, met four times during the past year. The principal functions of this Committee are to review and make recommendations to the Board concerning (a) the financial condition, financial policies and standards, and long-range financial objectives of the Company, (b) the Company's financing requirements, including the evaluation of management's proposals concerning funding vehicles to meet such requirements, (c) debt limits, (d) dividends, (e) the Company's capital expenditures budget, (f) adequacy of insurance coverage and (g) the financial structure and policies of Henkel-Ecolab with particular attention to their impact on the financial condition of the Company. The Committee also evaluates acquisitions and divestitures of businesses from a financial standpoint. The Committee oversees a management committee which is charged with monitoring the performance of trust assets held in the Company's benefit plans.

The Governance Committee, currently comprised of Messrs. Biller, Grundhofer, Howard (Chairman), Johnson, Levin, Schuman, and Woeste, met three times during the past year. The Governance Committee (a) reviews and recommends to the Board policies for the composition of the Board, (b) identifies,

interviews, evaluates and recommends to the Board prospective director nominees, (c) reviews and makes recommendations to the Board with regard to compensation for Board service, (d) reviews and recommends to the Board changes in the Company's Certificate of Incorporation and By-Laws, (e) reviews and recommends to the Board with respect to Board organization, management succession and corporate governance issues, social responsibility and the Company's environmental practices, (f) leads the Board's Chief Executive Officer evaluation and Board effectiveness review processes, and (g) undertakes projects which do not fall within the jurisdiction of other committees of the Board. Recommendations by stockholders of potential director nominees may be directed to the Governance Committee in care of the Secretary of the Company, at the Company address located at the top of page 1.

Under the Company's Restated Certificate of Incorporation, the number of directors is determined exclusively by the Board. Currently, the Board has fixed the number of directors at 14. Due to the retirement of Messrs. Reuben F. Richards and Richard L. Schall, which will occur at the upcoming Annual Meeting as described below, the Board intends to decrease the number of Directors to 12 immediately following its Annual Meeting.

Pursuant to the agreement between the Company and Henkel KGaA described at page 21 hereof under the heading ''Stockholder Agreement,'' Henkel is entitled to designate a number of persons to be nominated for election to the Company's Board of Directors proportionate to Henkel's shareholding in the Company rounded to the nearest whole number. As of March 21, 2000, Henkel beneficially owned approximately 24.9% of the Company's outstanding Common Stock and was accordingly entitled to designate three directors. Messrs. Roland Schulz, Hugo Uyterhoeven and Albrecht Woeste have been appointed or elected to the Board pursuant to designation by Henkel.

The Board of Directors is divided into three classes. The members of each class are elected to serve a three-year term with the terms of office of each class ending in successive years.

The term of Class II Directors expires with this Annual Meeting of Stockholders. Ms. Block and Messrs. Biller, Grundhofer and Schuman are the nominees for election to the Board as Class II Directors. All have previously served as directors of the Company. Mr. Reuben F. Richards, a Class II Director, will not stand for re-election due to the company's age 70 retirement policy for directors. Class II Directors being elected at the current Annual Meeting will serve until the 2003 Annual Meeting expected to be held in May 2003, or until their successors have been duly elected and qualified. The directors of Class I and Class III will continue in office, except that Mr. Richard L. Schall, a Class I Director, will retire at the May 12, 2000 Annual Meeting pursuant to the Company's age 70 retirement policy.

The Board of Directors has no reason to believe that any of the named nominees is not available or will not serve if elected. However, pursuant to the Board of Directors' policy, a director who becomes 70 years of age must resign at the next Annual Meeting following such event. Ms. Block will become 70 prior to next year's Annual Meeting, expected to be held in May 2001 and will be required to resign, at which time the Board of Directors, pursuant to the Company's Restated Certificate of Incorporation, may fill the vacancy or may reduce the size of the Board.

The directors shall be elected by a plurality of the votes cast. The four director nominees receiving the highest vote totals will be elected. Shares represented by proxies which contain instructions to ''withhold'' voting authority on one or more nominees will not affect the election of nominees receiving a plurality of the votes cast. It is intended that proxies solicited by the Board of Directors will (unless otherwise directed) be voted **FOR** the election of the four nominees named in this Proxy Statement. If, for any reason, any nominee becomes unavailable for election, the proxies solicited by the Board of Directors will be voted **FOR** such substituted nominee as is selected by the Board of Directors, or the Board of Directors, at its option, may reduce the number of directors to constitute the entire Board.

The following information with regard to business experience has been furnished by the respective directors or nominees or obtained from the records of the Company.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS—CLASS II (FOR A TERM ENDING 2003)



LESLIE S. BILLER, age 52.
Chief Operating Officer and Vice Chairman of Wells Fargo & Company, a diversified financial services company. Director of Ecolab since 1997. Chairman of the Compensation Committee and member of the Governance Committee.

After holding various positions with Citicorp and Bank of America, joined Norwest Corporation in 1987 as Executive Vice President in charge of strategic planning and acquisitions for Norwest Banking. Appointed Executive Vice President in charge of South Central Community Banking in 1990. Mr. Biller served as President and Chief Operating Officer of Norwest Corporation from February 1997 until its merger with Wells Fargo in November 1998, when he assumed his current position. Director of Wells Fargo & Company, VISA U.S.A., Inc., Visa International and the Minnesota Life Insurance Company. Also a trustee of the University of Nevada, Reno Foundation.



RUTH S. BLOCK, age 69.
Retired Executive Vice President and Chief Insurance Officer of The Equitable, an insurance and investment company. Director of Ecolab since 1985. Member of the Compensation Committee and Finance Committee.

Joined Equitable in 1952. Elected Executive Vice President in 1980; Chairman and Chief Executive Officer of EVLICO in 1980 and Chief Insurance Officer of Equitable in 1984; retired in 1987. Director of Alliance Capital Mutual Funds (40 Funds) and BP Amoco p.l.c.



JERRY A. GRUNDHOFER, age 55.
President and Chief Executive Officer of Firstar Corporation, a multi-bank holding company. Director of Ecolab since 1999. Member of the Compensation Committee and Governance Committee.

Following an extensive career in the commercial banking industry, including serving as Vice Chairman of BankAmerica Corporation, Mr. Grundhofer joined Star Banc Corporation as Chairman of the Board, President and Chief Executive Officer in 1993. In November 1998, Star Banc merged with Firstar Corporation and Mr. Grundhofer assumed his current position. Director of Firstar Corporation and The Midland Company as well as Arete Associates, the Hennegan Company, Visa U.S.A., Inc. and Visa International.



ALLAN L. SCHUMAN, age 65.
Chairman of the Board, President and Chief Executive Officer of Ecolab. Director of Ecolab since 1991. Member of the Governance Committee.

Joined Ecolab in 1957 and after promotions through all levels of sales and marketing positions in the Company's Institutional Division, including several vice-president positions, was named Senior Vice President of the Company in 1984, Executive Vice President in 1985 and President, Ecolab Services Group in 1988. Promoted to President and Chief Operating Officer of the Company in August 1992. Named President and Chief Executive Officer in March 1995 and assumed the additional position of Chairman of the Board in January 2000. Director of Northern States Power Company. Also serves as a director of the Soap and Detergent Association, Hazelden Foundation, the Ordway Music Theatre, the Guthrie Theater and Chairman of the Capital City Partnership. Trustee of the Culinary Institute of America and of the National Restaurant Association. Member of the Board of Overseers of Carlson School of Management at the University of Minnesota.

MEMBERS OF BOARD OF DIRECTORS CONTINUING IN OFFICE—CLASS III (FOR A TERM ENDING 2001)



WILLIAM L. JEWS, age 48.
President and Chief Executive Officer of CareFirst, Inc., a not-for-profit health care service holding company, and its affiliated health care services, Blue Cross and Blue Shield of Maryland and Blue Cross and Blue Shield of the National Capital Area. Director of Ecolab since 1999. Member of the Audit Committee and Finance Committee.

Following an extensive career in health administration, served as President and Chief Executive Officer of Dimensions Health Care Corporation from 1990 to 1993. In 1993, joined Blue Cross and Blue Shield of Maryland as President and Chief Executive Officer. Appointed to his current position with CareFirst in January 1998. Director of Crown Central Petroleum Corp. and The Ryland Group, Inc., as well as the Federal Reserve Bank of Richmond and Municipal Mortgage and Equity, L.L.C.



JOEL W. JOHNSON, age 56.
Chairman of the Board, President and Chief Executive Officer of Hormel Foods Corporation, a processor and marketer of meat and food products. Director of Ecolab since 1996. Member of the Compensation Committee and Governance Committee.

Following an extensive career at General Foods Corporation, joined Hormel Foods Corporation in 1991 as Executive Vice President—Sales & Marketing. Advanced to President in 1992, Chief Operating Officer and Chief Executive Officer in 1993 and Chairman of the Board in 1995. Director of Hormel Foods Corporation, the Meredith Corporation and U.S. Bancorp. Also a director of The Hormel Foundation, American Meat Institute and Grocery Manufacturers Association as well as a member of Board of Overseers of the Carlson School of Management at the University of Minnesota and the Board of Trustees of Hamilton College.



HUGO UYTERHOEVEN, age 68.
Timken Professor of Business Administration Emeritus, Graduate School of Business Administration, Harvard University. Elected pursuant to an understanding between the Company and Henkel (see information found at page 5 hereof under the heading ''Election of Directors''). Director of Ecolab since 1992. Member of the Audit Committee and Finance Committee.

Member of the Harvard Business School Faculty from 1960 until 1998 where he served as Chairman of the Advanced Management Program, Chairman of the General Management Area, and Senior Associate Dean. Director of Bombardier Inc., Harcourt General, Inc., The Stanley Works and Degussa—Hüls AG.



ALBRECHT WOESTE, age 64.
Owner of R. Woeste GmbH & Co. KG, Düsseldorf, Germany, a privately held manufacturer of tube fittings made of steel, malleable iron and special castings. Member of the Henkel family which controls Henkel KGaA, Düsseldorf, Germany, a manufacturer of chemicals, household and personal care products and adhesives and Chairman of the Shareholders' Committee and the Supervisory Board of Henkel. Elected pursuant to an understanding between the Company and Henkel (see information found at page 5 hereof under the heading ''Election of Directors''). Director of Ecolab since 1991. Member of the Audit Committee and Governance Committee.

Owner of R. Woeste GmbH & Co. KG, a family business enterprise, since 1963. Named to the position of Vice Chairman of the Shareholders' Committee of Henkel KGaA in 1965 and appointed Chairman in 1990. Chairman of the Supervisory Board of Henkel KGaA. Member of the Supervisory Board of Deutsche Bank AG and of ALLIANZ Lebensversicherungs—AG (Life Insurance). President Düsseldorf Chamber of Industry and Commerce.

MEMBERS OF BOARD OF DIRECTORS CONTINUING IN OFFICE—CLASS I (FOR A TERM ENDING 2002)



JAMES J. HOWARD, age 64.
Chairman of the Board, President and Chief Executive Officer of Northern States Power Company (''NSP''), an operating public utility primarily engaged in the generation, transmission and distribution of electricity and the distribution of natural gas to 1.8 million customers in the Upper Midwest. NSP, through non-regulated subsidiaries (NRG Energy, Inc., which operates and has interests in independent, non-regulated power and energy businesses worldwide; and Energy Masters International, Inc., which markets gas, electricity and energy-related services nationwide) also conducts operations nationally and internationally. Director of Ecolab since 1991. Chairman of the Governance Committee and member of the Audit Committee.

Joined NSP as President and Chief Executive Officer in February 1987, and became Chairman of the Board in March 1988. Chairman of the Board of The Federal Reserve Bank of Minneapolis, Director of Honeywell International Inc., NSP, ReliaStar Financial Corp. and Walgreen Company.



JERRY W. LEVIN, age 55.
Chairman and Chief Executive Officer of Sunbeam Corporation, a household consumer products company. Executive Vice President of MacAndrews & Forbes Holdings, Inc. Director of Ecolab since 1992. Member of the Compensation Committee and Governance Committee.

Served in a number of senior executive positions with The Pillsbury Company from 1974 through 1989. In 1989, joined MacAndrews & Forbes Holdings, Inc. which controls Revlon, Inc. and The Coleman Company, among other companies. From 1989 to 1991, Mr. Levin was Chairman of The Coleman Company, Inc. Served as President of Revlon, Inc. from 1991 to 1992 and as Chief Executive Officer of Revlon, Inc. and Revlon Consumer Products Corporation from 1992 until January 1997. In February 1997, Mr. Levin was appointed Chairman and Chief Executive Officer of The Coleman Company, Inc. and Chairman of Revlon, Inc. and The Cosmetic Center, Inc. He took his present position with Sunbeam Corporation in June 1998. Director of The Coleman Company, Inc., Revlon, Inc., Sunbeam Corporation and U.S. Bancorp.



ROBERT L. LUMPKINS, age 56.
Vice Chairman and Chief Financial Officer of Cargill, Incorporated, a privately held international marketer, processor and distributor of agricultural, food, financial and industrial products. Director of Ecolab since August 1999. Member of the Audit Committee and Finance Committee.

Joined Cargill in 1968 and served in various finance and administrative managerial positions. Named President of The Financial Services Division in 1983 and Chief Financial Officer for Cargill Europe, Limited. Appointed to the position of Chief Financial Officer of Cargill in 1989 and elected to Cargill's Board of Directors in 1991. Elected Vice Chairman of Cargill in 1995. Elected President of Cargill-North America in 1996. Director of Cargill, Incorporated. Also serves as a trustee of Howard University and the Minnesota Medical Foundation, and as a member of the Advisory Council of the Stanford Business School.



ROLAND SCHULZ, age 58.
Executive Vice President in charge of Human Resources and member of the Executive Board of Henkel KGaA, Düsseldorf, Germany, a manufacturer of chemicals, household and personal care products and adhesives. Director of Ecolab since August 1993. Appointed to the Board pursuant to an understanding between the Company and Henkel (see information found at page 5 hereof under the heading ''Election of Directors''). Member of the Finance Committee.

Joined Henkel in 1972 and held various operational and marketing executive positions in the Henkel organization. Appointed Vice President of Henkel KGaA in charge of personnel in 1990. In 1991, named Executive Vice President and became a member of the Henkel KGaA Executive Board. Director of Gothaer Lebensversicherung AG, Goettingen (Life Insurance).

EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee (the ''Committee'') of the Company's Board of Directors is responsible for the overall executive compensation program and each component. The Company's management and a compensation consultant provide competitive data and assistance to help the Committee carry out its responsibilities. The Board holds authority to ratify certain actions of the Committee.

The Committee reviews each executive compensation component annually to maintain alignment with the Company's goals and philosophy.

Philosophy: The Committee uses compensation to help communicate desired business results to executives and to influence them to make decisions to produce those results. The program must be competitive to attract, retain and motivate executives, and it must reinforce and complement sound management practices. In addition, the executives' interests must be effectively aligned with those of our shareholders and, to this end, the Committee has developed executive stock ownership guidelines to ensure that executives accumulate a significant ownership stake and are vested in maximizing long-term shareholder returns.

Each component of the executives' compensation is targeted at the median of a broad range of United States manufacturing and service companies. This general industry standard represents a broader index for comparison than the Standard and Poor's Chemicals (Specialty) Index used in the performance graph on page 18. The Committee consults a number of general industry surveys which collect a significant portion of their data from the Standard & Poor's 500 Index or equivalent companies. The data is adjusted through regression analysis to reflect the Company's size relative to those companies included in the data. This size-adjusted data of the ''comparator group'' of companies is the information relied upon by the Committee to provide a generally accurate representation of the relevant competitive market.

The overall executive compensation program is designed to deliver median pay for median Company performance. To the extent the Company's performance exceeds the general industry median performance, total compensation will also exceed median levels. Conversely, total compensation will be less than the median if Company performance falls below the median performance level.

Components: The Company's compensation program for executives includes four components, each of which plays a specific role in the overall total compensation approach, including:

- Base Salary;
- Management Incentive Plan or Management Performance Incentive Plan;
- Long-Term Incentives; and
- Benefits/Perquisites.

Base Salary: The Committee's philosophy is to set base salaries at the competitive market median, as represented by the comparator group. However, individual performance is also taken into account and may result in variations from the median. Surveys provide the data needed to determine the market median base salary opportunities of the comparator group. The Committee reviews the base salary of executive officers on an annual basis in light of the market data and the officer's individual performance to determine whether an increase in base pay is appropriate. In 1999, executive officers' base salary increases averaged 7.3%, excluding promotional increases.

The Committee increased Mr. Schuman's base salary by 7.1% effective on January 1, 1999. This increase brought Mr. Schuman's base salary to a level generally equivalent to the 65th percentile of the market. The increase, and salary level, reflected the Committee's assessment of Mr. Schuman's excellent performance as reflected by the Company's strong financial results in 1998 and prior years.

Management Incentive Plan (MIP)/Management Performance Incentive Plan (MPIP): The MIP is a cash-based annual incentive plan that focuses executives' attention on achieving competitive annual business goals. The Committee, with input from management, sets specific performance goals at the beginning of each year and communicates them to the Company's executives. A mix of corporate and business unit goals is used to assure that executives have a reasonable measure of control over the factors affecting their awards. The Committee also establishes median awards, expressed as a percentage of base salary. The median award is established at a level which approximates median annual incentive targets expressed as a percentage of base salary of the comparator group. Achievement of median performance goals, as established by the Committee, will result in a median award, while achievement of performance levels below or above the median performance goal will result in minimum, premium or maximum awards.

The MPIP is a shareholder approved plan which is essentially the same as the MIP. The MPIP was adopted in response to Section 162(m) of the Internal Revenue Code, which disallows deductions by public corporations of certain executive compensation in excess of $1,000,000 unless the plan meets certain requirements. For 1999, Messrs. Schuman and Shannon were the only participants in this plan.

Mr. Schuman and Mr. Shannon earn awards based solely on the achievement of Diluted Earnings Per Share (EPS) goals. Other executives with corporate-wide responsibility earn awards based on either 75% EPS performance and 25% total division operating income goals or 75% EPS performance, 20% total division operating income goals and 5% achievement of diversity objectives for those executives with responsibility for a large employee population. The Committee establishes annual EPS levels that must be achieved to receive threshold, median and maximum awards. Economic projections and the compounded annual EPS growth over three-year periods for the Standard & Poor's 500 Index were the basis for the EPS goals in 1999.

For executives with business-unit responsibilities, 75% of their MIP award is earned by meeting unit-specific operating income goals, 20% is dependent on corporate EPS performance, and 5% is based on the achievement diversity objectives. As long as operating income thresholds are met by the business unit, other financial or strategic factors can also affect the size of the awards. The weight of each performance measure varies among business units. In 1999, the average weighting of the performance measures for the majority of the business units was 47% operating income, 42% sales, and 6% cash flow. The remaining performance measures, which fluctuated more greatly among units, included measures such as management of working capital items.

The Committee, in general, makes awards based strictly on level of achievement against pre-established goals. However, under the MIP, the Committee may, in its sole discretion, make awards at a level higher or lower than that determined by strict application of achievement against goals based upon such other business criteria as the Committee determines appropriate.

The award under the MPIP for 1999 performance was $1,020,000 or 136% of base salary for Mr. Schuman. The award was based on the Company's 1999 EPS growth of approximately 14% over 1998 results, and was derived from the EPS performance levels and corresponding cash award levels established by the Committee at the beginning of the plan year using the methodology described above. Mr. Schuman's potential cash award for 1999, as established by the Committee, ranged from a threshold of 26% of base salary to a maximum of 150% of base salary. Under the MPIP, the Committee is allowed only downward discretion in determining the award.

Special Recognition Award: At its February 2000 meeting, the Committee, after receiving a completed performance report conducted by the Governance Committee on Mr. Schuman's accomplishments and performance, and after taking into account the Company's achievement of consistently meeting financial goals over his tenure as CEO, awarded Mr. Schuman a separate, special recognition award of $180,000.

Long-Term Incentives: The Committee uses grants of stock options and restricted stock to deliver a competitive compensation package that motivates executives to make decisions that will increase the value of Company stock, thus providing an appropriate focus on the long-term growth of the Company. When executives deliver sustained superior returns to shareholders by outperforming the general industry, they can increase their own compensation accordingly.

Options are granted with exercise prices not less than the fair market value of the Company's shares on the date of grant, providing no value to the executive unless the Company's stock price increases after the grants are made. The options become exercisable cumulatively at the rate of 25, 50, 75 and 100% on each anniversary of the date of grant and become exercisable earlier upon a Change in Control of the Company as such term is defined in footnote 4 to the Summary Compensation Table found at page 15 of this Proxy Statement. The options have a term of 10 years.

In 1998 and 1999, the Committee made special grants of premium-priced stock options to a select group of executives. The purpose of the grants was to incent the achievement of the growth goals established by the new strategic business plan. These options have a term ending in May 2003 and vest 100% in February 2001. The Committee may choose to make additional grants under this program to new hires and newly promoted executives.

Restricted stock vests in equal installments on the second and fourth anniversary of the grant. The Committee has used restricted stock as a component of long-term executive compensation for two reasons: (1) similar to options, restricted stock aligns executive pay with shareholder value over the long-term; and (2) restricted stock grants provide a retention incentive, decreasing the likelihood of costly, disruptive executive turnover.

The Committee's philosophy is to make stock incentive grants at the median gain opportunity awarded to executives in similar positions in the comparator group. However, individual performance is taken into consideration and can result in variations from the median. The grants consist primarily of stock options. As to executive officers, restricted stock represents between 21% to 35% of the total long-term incentive value granted. In 1999, the mix of restricted shares was set at approximately 20% for Mr. Schuman, and increased to an average of 32% for the remaining executive officers named in this Proxy Statement, excluding Mr. Shannon who did not receive a restricted stock grant in 1999 due to his upcoming retirement.

On August 13, 1999, the Committee granted to Mr. Schuman options to purchase 150,000 shares with an exercise price of $39.84375 and a restricted stock grant in the amount of 13,000 shares. Mr. Schuman's stock incentives for 1999 had a gain opportunity which approximated the 65th percentile of the comparator group. The award level reflected the Committee's assessment of Mr. Schuman's excellent performance as reflected by the Company's strong financial results in 1998.

In addition to his regular long term incentive, Mr. Schuman also received a special grant of options to purchase 100,000 shares with an exercise price of $39.84375. The purpose of this one-time grant was to recognize Mr. Schuman's assumption of the Chairman of the Board responsibilities that had previously been held by Mr. Shannon. Mr. Shannon retired from the company effective the end of 1999.

Benefits/Perquisites: Executive benefits and perquisites are primarily attraction and retention tools. They provide protection against the financial catastrophes that can result from illness, disability and death. They meet basic executive needs, allowing them to focus their attention on the Company's business goals. The Company surveys the practices of the comparator group and matches its benefits and perquisites to those provided by a majority of companies.

Policy With Respect to the $1 Million Deduction Limit: Section 162(m) of the Internal Revenue Code generally limits corporate deduction for compensation paid to the Chief Executive Officer and

the four most highly compensated officers serving at year end to $1,000,000, unless certain requirements are met. The Committee's intent is to operate its compensation programs for the executive officers subject to the deduction limit so the corporate tax deduction is maximized on compensation paid. However, the Committee will do so only to the extent practicable, and consistent with the Company's overall compensation philosophy.

The Committee believes that compensation realized from the MPIP Plan and the exercise of stock options granted under its Stock Incentive Plans (which Plans have been approved by the stockholders) will be exempt from the $1,000,000 cap imposed by Section 162(m). However, certain elements of executive compensation such as base salary, special recognition awards, dividends on restricted stock, perquisites and vesting of restricted stock, are not exempt from the $1 million exemption and may cause a portion of executive compensation to exceed the deductibility limit.

Conclusion: The Committee believes that executive compensation policies and programs described in the report serve the interests of shareholders and the Company effectively. The various pay vehicles utilized maintain an appropriate balance between motivating achievement of short-term goals and strategically leading the Company in a direction to provide long-term success. We will continue to monitor the effectiveness of the Company's total compensation program to ensure that it meets the needs of the Company.

Leslie S. Biller
Ruth S. Block
Jerry A. Grundhofer
Joel W. Johnson
Jerry W. Levin

SUMMARY COMPENSATION TABLE

The following table shows cash and non-cash compensation for each of the last three years ended December 31 for the Company's Chief Executive Officer and for the next four most highly-compensated executive officers who were serving in those capacities at December 31, 1999. No other individuals served in those capacities at any time during the year.

		Annual Compensation			Long Term Compensation Awards		
Name and Principal Position	Year	Salary[1] ($)	Bonus[1,2] ($)	Other Annual Compensation[3] ($)	Restricted Stock Award(s)[4] ($)	Securities Underlying Options[5] (#)	All Other Compensation[6] ($)
Allan L. Schuman,	1999	$750,000	$1,200,000[7]	$80,667	$520,000	250,000	$58,500
Chairman of the Board,	1998	$700,000	$1,100,000[7]	$26,697	$371,484	845,000	$54,000
President and Chief	1997	$630,000	$1,000,000[7]	$10,282	$262,688	120,000	$47,200
Executive Officer							
Michael E. Shannon,	1999	$465,000	$ 492,900	$56,391	-0-	75,000	$28,737
Retired Chairman and	1998	$440,000	$ 525,000[7]	$ 4,800	$148,594	265,000	$28,950
Chief Administrative	1997	$418,000	$ 500,000[7]	$ 4,111	$131,344	54,000	$27,226
Officer							
John P. Spooner,	1999	$375,000	$ 223,600	$ 145	$123,200	20,350	$17,958
Executive Vice President—	1998	$356,108	$ 100,000	$ 1,841	$ 59,438	230,000	$13,683
International Group	1997	$343,833	$ 115,400	-0-	$ 52,538	18,000	$13,727
James L. McCarty,	1999	$365,000	$ 205,500	-0-	$160,000	25,000	$17,115
Senior Executive	1998	$338,800	$ 250,000	$ 8,800	$118,875	245,000	$17,664
Vice President—	1997	$308,000	$ 230,000	$ 2,053	$ 87,563	30,000	$16,050
Institutional Group							
Richard L. Marcantonio,	1999	$350,000	$ 200,200	-0-	$128,000	20,500	$16,506
Executive Vice President—	1998	$330,667	$ 190,600	-0-	$ 74,297	235,000	$15,638
Industrial Group	1997	$266,667	$ 167,700[8]	$94,103	$151,250	5,000	$12,231

(1) Includes amounts deferred under Section 401(k) of the Internal Revenue Code, pursuant to the Company's Savings Plan, amounts deferred under a non-qualified deferred compensation plan maintained by the Company for a select group of executives and salary reductions per Section 125 of the Internal Revenue Code.

(2) Represents annual cash awards under the Company's Management Incentive Plan (''MIP'') and, if applicable, the Company's Management Performance Incentive Plan (''MPIP''). The MIP and MPIP are discussed at page 12 hereof in the ''Report of the Compensation Committee on Executive Compensation.''

(3) Represents payment by the Company of: (i) certain perquisites for Messrs. Schuman, Shannon and Marcantonio including, (a) in the case of Mr. Schuman, financial planning expenses ($34,219) and payment of life insurance premiums ($28,440), (b) in the case of Mr. Shannon, a Company automobile ($15,322) and payment of life insurance premiums ($27,943), and (c) in the case of Mr. Marcantonio, certain relocation expenses ($65,681) incurred in 1997, and (ii) certain payroll taxes on items reported in this column. In addition, the Company maintains supplemental long-term disability benefits for a select group of executives, which benefits are self-funded. No specific allocation of cost is made to any named executive officer prior to the occurrence of a disability.

(4) Represents the cumulative dollar value of restricted stock awards during the calendar year based on the closing market price of the Company's Common Stock on the date of grant. The recipients receive dividends declared on, and have voting power over, the restricted shares. The value and number of the aggregate shares of restricted stock held by the named executive officers at December 31, 1999 were as follows: Mr. Schuman, $1,506,313 with 38,500 shares; Mr. Shannon, $0; Mr. Spooner, $304,393 with 7,780 shares; Mr. McCarty, $489,063 with 12,500 shares; and Mr. Marcantonio, $379,513 with 9,700 shares.

The restricted stock awards vest on the second and fourth anniversary dates of the grant at the cumulative rate of 50% of each award, based on continued employment of the recipient. The number of shares awarded during 1999, 1998 and 1997, respectively, to the named executive officers were: Mr. Schuman, 13,000, 12,500, and 12,000; Mr. Shannon, 0, 5,000, and 6,000; Mr. Spooner, 3,080, 2,000, and 2,400; Mr. McCarty, 4,000, 4,000, and 4,000; and Mr. Marcantonio, 3,200, 2,500 and 8,000. Mr. Shannon's restricted stock awards were vested upon his December 31, 1999 retirement.

Restrictions will lapse immediately on all restricted stock awards in the event of a change in control of the Company. A change in control occurs if:(i) a person or group acquires 25% or more of the Company's outstanding voting power. However, if the acquisition was approved by the Board of Directors, then a change in control occurs at 34% ownership. If the acquiring person, prior to becoming a 25% shareholder, has entered into (and is in compliance with) a shareholder agreement which imposes limits on the person's maximum shareholding, then a change in control occurs only upon acquisition of 50% of the Company's voting power; (ii) during the period of two consecutive years, individuals who, at the beginning of such a period, were members of the Board, cease for any reason to constitute at least a majority thereof (unless the election or the nomination for election by the Company's stockholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period or whose election or nomination were previously so approved); (iii) the stockholders approve a merger or consolidation of the Company in which voting securities of the surviving entity will represent less than 80% of the Company's voting securities prior to the transaction; or (iv) the stockholders of the Company approve a plan of complete liquidation or an agreement to sell all or substantially all of the Company's assets (hereinafter a ''Change in Control of the Company'').

(5) Includes, for 1998, certain premium priced stock options which offer no gain to the optionee until the stock price exceeds $49.00.

(6) Amounts reported for 1999 represent: (i) the maximum matching contribution of $4,800 made by the Company to each of the named executive officers under the Company's defined contribution 401(k) Savings Plan available generally to all employees; and (ii) the matching contributions made or to be made by the Company on base salary and bonus earned in respect of 1999 which the executive elected to defer under a non-qualified mirror 401(k) deferred compensation plan maintained by the Company for a select group of executives, in the following amounts: Mr. Schuman, $53,700; Mr. Shannon, $23,937; Mr. Spooner, $13,158; Mr. McCarty, $12,315; and Mr. Marcantonio, $11,706.

(7) Includes, in addition to the annual cash award under the Company's incentive plans referenced in footnote 2 above, separate special recognition awards in respect of 1999, 1998 and 1997 as follows: Mr. Schuman, $180,000 in 1999, $50,000 in 1998 and $55,000 in 1997; and Mr. Shannon, $8,000 in 1998 and $8,800 in 1997.

(8) Mr. Marcantonio became an executive officer effective March 3, 1997. Includes, in addition to the annual cash award under the Company's MIP referenced in footnote 2 above, a $25,000 signing bonus.

OPTION GRANTS IN 1999

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[1]		
Name	Number of Securities Underlying Options Granted[2] (#)	Percent of Total Options Granted to Employees in 1999	Exercise or Base Price ($/Sh)	Expiration Date	0% ($)	5% ($)	10% ($)
Allan L. Schuman	250,000	15.7%	$39.84375	08/13/09	-0-	$6,275,391	$15,837,891
Michael E. Shannon	75,000	4.7%	$41.59375	12/31/04	-0-	$ 861,869	$ 1,904,505
John P. Spooner	20,350	1.3%	$39.84375	08/13/09	-0-	$ 510,817	$ 1,289,204
James L. McCarty	25,000	1.6%	$39.84375	08/13/09	-0-	$ 627,539	$ 1,583,789
Richard L. Marcantonio	20,500	1.3%	$39.84375	08/13/09	-0-	$ 514,582	$ 1,298,707

(1) The dollar amounts under these columns are the results of calculations at the 0%, 5% and 10% compounded growth rates set or permitted by the SEC for the purposes of this table over a period equal to the term of the option. These rates and amounts are not intended to forecast possible future price appreciation of the Company's Common Stock. No gain to the optionees is possible without an increase in stock price.

(2) All options granted in 1999 become exercisable cumulatively at the rate of 25, 50, 75 and 100% on each anniversary of the date of grant and become exercisable earlier upon the holder's retirement under the Company's pension plan or upon a Change in Control of the Company. Mr. Shannon retired on December 31, 1999.

AGGREGATED OPTION EXERCISES IN 1999 AND DECEMBER 31, 1999 OPTION VALUES

			Number of Securities Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-the-Money Options at December 31, 1999[1]	
Name	Shares Acquired on Exercise (#)	Value Realized[2] ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Allan L. Schuman	34,000	$1,134,750	963,000	1,160,000	$25,458,459	$2,787,891
Michael E. Shannon	34,000	$1,136,875	827,360	-0-	$15,495,865	-0-
John P. Spooner	-0-	-0-	147,750	260,600	$ 3,735,773	$ 372,727
James L. McCarty	15,200	$ 474,050	75,500	285,000	$ 1,628,484	$ 635,625
Richard L. Marcantonio	-0-	-0-	39,700	285,200	$ 707,267	$ 798,205

(1) Represents the difference between the fair market value of the Company's Common Stock as of December 31, 1999 and the exercise price of the option.

(2) Represents the difference between the fair market value of the Company's Common Stock on the exercise date and the exercise price of the option.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN [1]

The graph below compares the cumulative total shareholder return on the Company's Common Stock for the five calendar years ended December 31, 1999, with the cumulative total return on the Standard & Poor's 500 Index and the Standard & Poor's Chemicals (Specialty) Index over the same periods (assuming the investment of $100 in the Company's Common Stock, the Standard & Poor's 500 Index and the Standard & Poor's Chemicals (Specialty) Index on January 1, 1995, and reinvestment of all dividends).


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ECOLAB INC.
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S&P CHEMICALS (SPECIALTY) INDEX

[1] Total return calculations prepared by Standard & Poor's Compustat.

PENSION PLAN TABLE

Average Annual Earnings During The Highest Five Continuous Years of Eligible Service	Combined Annual Retirement Income from the Plans with Years of Service							
	10 Years	15 Years	20 Years	25 years	30 Years	35 Years	40 Years	45 Years
$ 400,000	$80,000	$120,000	$160,000	$200,000	$ 240,000	$ 240,000	$ 240,000	$ 240,000
500,000	100,000	150,000	200,000	250,000	300,000	300,000	300,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000	360,000	360,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000	420,000	420,000	420,043
800,000	160,000	240,000	320,000	400,000	480,000	480,000	480,000	480,793
900,000	180,000	270,000	360,000	450,000	540,000	540,000	540,000	541,543
1,000,000	200,000	300,000	400,000	500,000	600,000	600,000	600,000	602,293
1,100,000	220,000	330,000	440,000	550,000	660,000	660,000	660,000	663,293
1,200,000	240,000	360,000	480,000	600,000	720,000	720,000	720,000	723,793
1,300,000	260,000	390,000	520,000	650,000	780,000	780,000	780,000	784,543
1,400,000	280,000	420,000	560,000	700,000	840,000	840,000	840,000	845,293
1,500,000	300,000	450,000	600,000	750,000	900,000	900,000	900,000	906,043
1,600,000	320,000	480,000	640,000	800,000	960,000	960,000	960,000	966,793
1,700,000	340,000	510,000	680,000	850,000	1,020,000	1,020,000	1,020,000	1,027,543

The preceding table shows the estimated annual benefits payable under the Company's non-contributory qualified defined benefit Pension Plan, the Company's non-contributory non-qualified defined benefit Mirror Pension Plan and the Company's Supplemental Executive Retirement Plan (based upon a 15-year period certain for the supplemental retirement benefit and a straight life annuity for both the qualified and non-qualified pension benefits) following retirement at age 65 for sample covered compensation amounts and lengths of plan participation, without regard to vesting and offsets, if any, for benefits under the Savings Plan or any predecessor plans and Social Security. At the end of 15 years, payment of amounts attributable solely to the Supplemental Executive Retirement Plan cease. The amounts shown in the preceding table which are attributable to the Supplemental Executive Retirement Plan would be reduced by $8,238, which is the amount attributable to 50% of the primary Social Security annual retirement benefit, based upon 1999 maximum levels for retirement in 1999 at age 65, and by annuitized amounts presumed to be paid from the Company's matching contribution made prior to July 1, 1994 under the Company's Savings Plan and a former profit-sharing plan of the Company.

The table does not show the additional ''past service benefit'' provided under the Supplemental Executive Retirement Plan to eligible executives who are unable to earn the maximum supplemental benefit by retirement at or after age 65 because the executive was hired by the Company after age 35. The past service benefit would add an additional benefit of 1% of the difference between covered compensation at retirement and earnings at the time of joining the Company (''first year earnings'') for each year by which the executive's age at date of hire exceeded 35. Messrs. Shannon, Marcantonio and Spooner are currently subject to these provisions and their first year earnings and estimated years of service creditable as past service are as follows: Mr. Shannon, $215,682 with 13.11 years; Mr. Spooner, $365,000 with 12.93 years; and Mr. Marcantonio, $321,233 with 12.85 years.

Applicable approximate covered compensation and credited years of service as of December 31, 1999 for the combined pensions and supplemental executive retirement benefits for the individuals named in the Summary Compensation Table at page 15 hereof are as follows: Mr. Schuman, $1,351,440 with 42.2 years; Mr. Shannon, $836,300 with 15 years; Mr. Spooner, $475,892 with 5 years; Mr. McCarty, $497,860 with 36.9 years; and Mr. Marcantonio, $506,984 with 2 years. Mr. Shannon's actual annual benefit earned as of retirement on December 31, 1999 was $310,188.

Covered compensation is based on the executive officer's average annual earnings during the five continuous years of highest earnings. In general, there is no material variation between compensation used to determine covered compensation and the base salary and bonus compensation of executive officers as reported in the Summary Compensation Table at page 15 hereof.

Director Remuneration

Members of the Board of Directors who are not employees of the Company are paid an annual retainer of $22,000 and a fee of $1,200 for each Board or committee meeting they attend. Committee chairs each receive an additional fee of $4,500 per annum. One-half of the annual retainer amount is paid in the form of stock units (which are described on page 3 hereof). In addition, non-employee directors receive 600 stock units per annum.

Under a deferred compensation plan, non-employee directors may elect to defer some, or all, of the cash portion of their directors fees until cessation of Board service. Amounts deferred are not subject to federal income tax until received by the participant and are co-mingled with the Company's general operating funds. Deferred amounts either earn interest at market rates or are invested in the stock unit account at the election of the director. Upon cessation of Board service, deferred amounts (whether in the interest-bearing account or in the stock unit account) are paid in a lump sum or in equal installments to a maximum of ten years as elected by the director.

Each non-employee director participates in the Company's 1995 Non-Employee Director Stock Option Plan. Under that Plan, each such director elected at an annual meeting of stockholders to a full three-year term receives a non-statutory option to purchase 12,000 shares of Common Stock at the fair market value of the Common Stock on such date. The option becomes exercisable, on a cumulative basis, as to 4,000 shares on each of the next three subsequent annual meetings of stockholders. A director elected or appointed to less than a full three-year term receives a pro rated grant. In the event a director ceases to serve due to death or disability, all shares subject to the option become immediately exercisable.

An option may be exercised for a period of ten years from grant. However, in the event the director ceases to be a director due to death or disability, or for any other reason, the exercise period is shortened to the lesser of five years from such date or the expiration of the original term.

CERTAIN TRANSACTIONS

The Company and Henkel KGaA (''Henkel'') each have a 50% economic interest in a joint venture engaged in industrial and institutional cleaning and sanitizing businesses throughout Europe (''Henkel-Ecolab''). Neither partner may transfer its interest in Henkel-Ecolab without the other's consent. Henkel has a tie-breaking vote on certain matters pertaining to the continuation of business during an impasse, which includes appointment of Henkel-Ecolab senior executives and adoption of the annual business plan. Strategic decisions concerning Henkel-Ecolab require the agreement of the Company and Henkel. The Company and Henkel are equally represented on the four member governing board for Henkel-Ecolab. Mr. Schulz is one of the two Henkel designees on the governing board. The Company includes the operations of Henkel-Ecolab in its financial statements using the equity method of accounting and financial statements of Henkel-Ecolab are included as a part of the Company's Annual Report on Form 10-K.

While Henkel-Ecolab has its own manufacturing, training and research and development facilities, it also has access to the basic technology of both the Company and Henkel for which it pays each company an equal royalty based on net sales. Henkel-Ecolab operates on a stand alone basis but obtains certain administrative support from Henkel and its affiliates and acquires certain products from the Company and Henkel as well as from third parties. All such royalties and prices for administrative services and products are based on arm's length negotiations. Mr. Schulz is an Executive Vice President of Henkel and Mr. Woeste is Chairman of the Shareholder's Committee and the Supervisory Board of Henkel.

As part of the 1991 transaction with Henkel in which Henkel-Ecolab was formed, the Company acquired Henkel businesses in 19 countries outside of Europe. The Company also acquired options, exercisable through July 11, 2001, to acquire Henkel's interest in cleaning and sanitizing businesses in certain other countries at formula prices, in general, based on earnings of the businesses. An option to acquire such businesses remains for Korea.

STOCKHOLDER AGREEMENT

As of March 21, 2000, Henkel KGaA and its affiliates owned approximately 32.24 million shares of the Company's Common Stock as set forth in the table of Security Ownership of Certain Beneficial Owners located on page 2 hereof.

Henkel's equity ownership in the Company is subject to an agreement (''Stockholder's Agreement'') containing certain restrictions pertaining to, among other things, maximum shareholding, transfer and voting rights. Generally, the Stockholder's Agreement terminates on June 26, 2009. During the year second preceding such date, Henkel and the Company will commence negotiations for an extension of the term. If an agreement to extend such term is not reached, Henkel would have the right, and in certain circumstances the obligation, to purchase the Company's interest in Henkel-Ecolab (Henkel-Ecolab is described under the heading ''Certain Transactions'' at page 20 hereof). The purchase price shall be paid by Henkel in the Company's Common Stock owned by it, with any excess price payable in cash. If the value of Henkel's Common Stock ownership exceeds the purchase price, then the Company may acquire such remaining Common Stock at market value. After any such purchase, the Stockholder's Agreement would remain in effect for an additional two years. In addition, the Stockholder's Agreement provides that if Henkel-Ecolab is terminated or Henkel owns less than 1% of the Company's Common Stock, the Stockholder's Agreement will terminate two years after the later of such events. Pursuant to the Stockholder's Agreement, Henkel is precluded from acquiring more than 26% of the Company's outstanding Common Stock prior to July 11, 2000 and 30% thereafter through the period of the Stockholder's Agreement, or from acting, alone or in concert with others, to control or influence the Company. Henkel may sell its shares of the Company's Common Stock under certain conditions specified in the Stockholder's Agreement subject to the Company's right of first refusal. In addition, Henkel has agreed to vote its shares in the case of election of directors of the Company, certain stockholder proposals, Company compensation and certain matters pertaining to the independent publicly traded nature of the Company, in accordance with the recommendation or directions of the Board. In all other cases, except with respect to certain ''strategic transactions,'' Henkel may vote, at its option, either in accordance with the recommendation of the Board or pro rata in the same manner and proportion that votes of the stockholders of the Company (other than Henkel and officers or directors of the Company) have been cast. Any vote with respect to ''strategic transactions'' (an increase in the authorized shares or an amendment to the Certificate of Incorporation, as well as a disposition, recapitalization, liquidation or consolidation of the Company or other transactions which could reasonably be expected to have a material effect upon Henkel's investment in the Common Stock) may be cast at Henkel's sole discretion. Henkel also is entitled to designate nominees for election to the Company's Board of Directors proportionate to the percentage of its holding of voting securities in the Company (rounded to the nearest whole number). Currently, Henkel has designated for election three of the Company's 14 directors. Those directors are: Roland Schulz, Albrecht Woeste and Hugo Uyterhoeven. Further information concerning Henkel directorships is found at page 5 hereof under the heading ''Election of Directors.''

COMPANY TRANSACTIONS

During 1999, the Company sold products and services in the amount of approximately $568,000 to Henkel or its affiliates, and purchased products and services in the amount of approximately $3,530,000 from Henkel or its affiliates. The sales were made at prices comparable to prices charged to other customers and the Company believes that the amounts paid for products and services purchased were comparable with prices charged by other suppliers for similar products.

As a part of the transaction with Henkel in which Henkel-Ecolab was formed in 1991, and pursuant to purchases subsequent thereto, the Company has acquired Henkel's industrial and institutional cleaning and sanitizing businesses in approximately 25 countries outside of Europe. During 1999, these acquired businesses, (now owned by the Company) paid Henkel or its affiliates approximately $797,000 for administrative services and approximately $5,679,000 for products under supply arrangements.

In addition, the Company, in return for the annual payment of 2.5 million Deutsche marks (approximately $1,300,000), has access to certain technology of Henkel which is relevant to most of the Company's businesses. The payment obligation has been extended to continue until July 1, 2000 and was determined through arm's length negotiation.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Upon the recommendation of its Audit Committee, the Board of Directors has appointed PricewaterhouseCoopers LLP as independent accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2000 and to perform other appropriate audit, accounting and consulting services. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders. They will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Under the laws of the State of Delaware, stockholder ratification of the appointment of independent accountants is not required. However, the Company deems it advisable to submit the appointment of PricewaterhouseCoopers LLP for stockholder consideration and ratification.

The Board of Directors recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the Company. The affirmative vote of the majority of the total votes cast by holders of shares present in person or represented by proxy at the Annual Meeting and entitled to vote shall constitute ratification. In accordance with the By-Laws of the Company, abstentions will not be counted as votes cast for purposes of calculating votes for or against ratification of the appointment of PricewaterhouseCoopers LLP. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted **FOR** ratification of the appointment. If the appointment is not ratified, the Board of Directors will reconsider the matter, but will not be required to change its decision to appoint PricewaterhouseCoopers LLP as independent accountants.

OTHER MATTERS

Future Stockholder Proposals—Deadline for Inclusion in Proxy

Any stockholder proposal to be considered by the Company for inclusion in the Proxy Statement and form of proxy for next year's Annual Meeting of Stockholders, expected to be held in May, 2001, must be received by the Secretary of the Company at the Company's principal executive offices located at the address found at the top of page 1, no later than December 1, 2000.

Other Stockholder Proposals/Director Nominations—Deadline for Consideration

Stockholder proposals not included in a proxy statement for an Annual Meeting as well as proposed stockholder nominations for the election of directors at an annual meeting must each comply with advance notice procedures set forth in the By-Laws of the Company in order to be properly brought before that Annual Meeting of Stockholders. In general, written notice of a stockholder proposal or a director nomination must be delivered to the Secretary of the Company not less than 90 days nor more than 135 days prior to the anniversary date of the preceding Annual Meeting of Stockholders. With regard to next year's Annual Meeting of Stockholders, expected to be held in May, 2001, the written notice must be received between December 28, 2000 and February 11, 2001 inclusive.

In addition to timing requirements, the advance notice provisions of the By-laws contain informational content requirements which must also be met. A copy of the By-Law provisions governing these timing procedures and content requirements may be obtained by writing to the Secretary of the Company.

If the presiding officer of the Annual Meeting of Stockholders determines that business, or a nomination, was not brought before the meeting in accordance with the By-Law provisions such business shall not be transacted or such defective nomination shall not be accepted.

Discretionary Voting

As of the date of this Proxy Statement, the Board of Directors and management know of no other matters to be brought before the meeting in addition to those described herein. Should any other matters properly come before the meeting which calls for vote of the stockholders, the persons named in the accompanying Proxy will have discretionary authority to vote all Proxies with respect to such matters in accordance with their best judgment.

By Order of the Board of Directors

KENNETH A. IVERSON,
Vice President and Secretary

March 31, 2000

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Alexander Hamilton
U.S. Custom House

1 BOWLING GREEN
NEW YORK, NEW YORK 10004


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Directions to the Custom House Building

By Car

From Long Island, Queens or Brooklyn:

Cross the East River via the Brooklyn Bridge. Follow signs for Park Row; this is the second off-ramp. (If you end up facing North and the Municipal Building is on your right, you've missed the off-ramp and should now take two left turns until you're on Broadway going South.) Proceed South on Broadway until you see the large brass sculpture of a Bull and the road splits around the park, Bowling Green. The Beaux-Arts building directly in front of you is the Custom House. There is a parking lot on State Street.

From New Jersey:

Enter Manhattan via the Holland Tunnel. Follow signs toward Downtown Manhattan. This will put you on Varick Street which will change names to West Broadway. This street ends at the World Trade Center at Vesey Street. Turn left; continue approximately two blocks, which should be Broadway. Turn right, South, on Broadway until you see the large brass sculpture of a Bull and the road splits around the park, Bowling Green. The Beaux Arts building directly in front of you is the Custom House. There is a parking lot on State Street.

From Manhattan:

Proceed South on Broadway until you see the large brass sculpture of a Bull and the road splits around the park, Bowling Green. The Beaux Arts building directly in front of you is the CustomHouse. There is a parking lot on State Street.

By Subway

The Custom House can be reached by taking either:

- The #1 or #9 IRT train to the last stop, South Ferry. You must be on the first 5 cars to exit on this station. Proceed North on Broadway/Whitehall Street until you reach Bowling Green.
- The #4 or #5 IRT train to the Bowling Green station. Exit up the Bowling Green escalator and you are in front of the building.
- The N or R IND train to Whitehall Street. Exit the northern most doors and you are along side the Whitehall Street façade of the building. Walk to the front and enter.